October 29, 2018

Stephen Thomas
Chief Executive Officer
TPT Global Tech, Inc.
501 West Broadway, Suite 800
San Diego, California 92101

       Re: TPT Global Tech, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed October 2, 2018
           File No. 333-222094

Dear Mr. Thomas:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 5, 2018 letter.

Amendment No. 2 to Form S-1

Company Overview, page 3

1. With respect to the Blue Collar and Matrixsites transactions, we note that you state you entered into agreements in October and November, respectively, of 2017, and you continue to refer to them as "completed," but you do not provide a date of closing. Please revise your disclosure to provide a specific date of closing for each of those transactions, or disclose whether there are any conditions that must be fulfilled before closing. If there are no such conditions, please so state.
 Stephen Thomas
FirstName LastNameStephen Thomas
TPT Global Tech, Inc.
Comapany NameTPT Global Tech, Inc.
October 29, 2018
Page 2
October 29, 2018 Page 2
FirstName LastName



Selling Security Holdings, page 21

2. As requested in our prior comment 7, please explain in your response letter how you are able to say that the transactions have already closed, that all the consideration for the shares has been determined and paid, and that the selling shareholders are holders unconditionally in the company's shares you are registering for resale in this registration statement.
Government Regulation
Broadband, page 60

3. Please update your disclosure to reflect the June 2018 effectiveness of the FCC's
         Restoring Internet Freedom Order.
Liquidity and Capital Resources, page 67

4. Please disclose the material terms of your debt, including the $1.6 million promissory note for the Blue Collar acquisition and $4.0 million promissory notes for the acquisition of the
         Viewme Live technology. As requested in our prior comment 5, disclose the consequences if you default or are unable to repay the notes.
Results of Operations, page 67

5. Given the significant decrease in revenues during the six months ended June 30, 2018, please discuss why the number of customers of Copperhead Digital continued to decrease and whether you expect this trend to continue.
Exhibits

6. Amendment No. 3 to the Acquisition and Purchase Agreement between TPT Global Tech,
         Inc. and Blue Collar Productions, Inc. (filed as Exhibit 10.18) refers to a Pledge
         Agreement and a Security Agreement. In addition, the promissory note for the Matrixsites acquisition (filed as Exhibit 4.10) refers to granting of a security interest to the Seller in the Seller Interest and Viewme Live assets. Please file the pledge and security agreements as exhibits.
 Stephen Thomas
TPT Global Tech, Inc.
October 29, 2018
Page 3

       You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French,
Accountant Branch Chief, at (202) 551-3828 if you have questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney Advisor, at (202) 551-
3436 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                          Sincerely,
FirstName LastNameStephen Thomas
                                                          Division of
Corporation Finance
Comapany NameTPT Global Tech, Inc.
                                                          Office of
Telecommunications
October 29, 2018 Page 3
cc:       Michael A. Littman
FirstName LastName